                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          --------------------------

                                   FORM 11-K

         (Mark One)

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1994


                                      OR

              [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
           For the transition period from ___________ to ___________


                         Commission File Number 1-777


                           --------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          J. C. Penney Company, Inc.
               Savings, Profit-Sharing and Stock Ownership Plan
                           12700 Park Central Place
                             Dallas, Texas  75251


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          J. C. Penney Company, Inc.
                               6501 Legacy Drive
                            Plano, Texas 75024-3698

                          J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                             STOCK OWNERSHIP PLAN

                      Financial Statements and Schedules

                          December 31, 1994 and 1993


                  (With Independent Auditors' Report Thereon)

                          J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                             STOCK OWNERSHIP PLAN



                               Table of Contents
                               -----------------


Independent Auditors' Report

Statements of Net Assets Available for Benefits as of December 31, 1994 and 1993

Statements of Changes in Net Assets Available for
  Benefits for the years ended December 31, 1994 and 1993

Notes to Financial Statements

                                                                        Schedule
                                                                        --------

Item 27a - Schedule of Assets Held for Investment Purposes
  as of December 31, 1994                                                   1

Item 27d - Schedule of Reportable Transactions for the
  year ended December 31, 1994                                              2

[LETTERHEAD OF KPMG PEAT MARWICK LLP APPEARS HERE]


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


The J. C. Penney Company, Inc.
 Benefit Plans Investment Committee,
 Benefits Administration Committee, and the
 Benefit Plans Review Committee:


We have audited the accompanying statements of net assets available for benefits of the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Item 27a - Schedule of Assets Held for Investment Purposes and Item 27d - Schedule of Reportable Transactions, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Dallas, Texas                          /s/ KPMG Peat Marwick LLP
May 12, 1995

                          J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                             STOCK OWNERSHIP PLAN

                Statements of Net Assets Available for Benefits

                          December 31, 1994 and 1993

                                                                     1994            1993
                                                                     ----            ----
Assets:
 Investments, at fair value:
  J. C. Penney Company, Inc. common stock - 7,710,815
   shares in 1994 and 6,182,647 shares in 1993
   (cost $307,771,424 and $219,409,375, respectively)          $  344,095,119    325,361,798
  J. C. Penney Company, Inc. preferred stock - 1,052,000
   shares in 1994 and 1,082,112 shares in 1993 (cost
   $631,200,518 and $649,267,042, respectively)                   938,910,518  1,138,922,612
 State Street Bank Index Fund - 911,189 units in 1994 and
   786,756 units in 1993 (cost $53,791,078 and
   $43,391,017, respectively)                                      64,294,380     54,754,297
 State Street Bank Liquidity Fund (cost approximates
   fair value)                                                     14,251,415     15,519,787
 Funds held under structured investment contracts:
   U.S. agency backed collateralized mortgage obligations
    (cost $128,730,326 in 1994 and $181,202,290 in 1993)          124,019,349    185,852,394
   Government trust certificates (cost $10,545,346 in 1994
    and 1993)                                                      10,120,173     10,389,891
   Wrap agreements (cost $1,231,596 in 1994 and
    $1,449,420 in 1993)                                             7,007,263     (2,835,741)
 Participants' loans (unpaid principal balance approximates
  fair value)                                                      48,514,156     31,426,436
Funds with insurance companies, at contract value                 192,369,168    109,223,830
                                                               --------------  -------------
             Total investments                                  1,743,581,541  1,868,615,304
                                                               --------------  -------------

Receivables:
 Due from J. C. Penney Company, Inc.                                  169,427        600,034
 Accrued interest and dividends                                        53,665          9,031
                                                               --------------  -------------
                                                                      223,092        609,065
                                                               --------------  -------------

Cash                                                                   90,207             --
                                                               --------------  -------------
                                                                1,743,894,840  1,869,224,369
                                                               --------------  -------------

Liabilities:
 Cash overdraft                                                           --          1,334
 Loan payable                                                    343,698,043    413,752,773
 Accrued interest payable                                         14,040,065     16,901,801
 Due to broker for securities purchased                            3,644,567      2,861,912
 Accounts payable and other liabilities                              744,611        924,871
                                                              --------------  -------------
             Total liabilities                                   362,127,286    434,442,691
                                                              --------------  -------------
Net assets available for benefits                             $1,381,767,554  1,434,781,678
                                                              ==============  =============

See accompanying notes to financial statements.

                          J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                             STOCK OWNERSHIP PLAN

                      Statements of Changes in Net Assets
                            Available for Benefits

                    Years ended December 31, 1994 and 1993

                                                       1994             1993
                                                       ----             ----
Additions to net assets attributed to:
 Investment income:
  Net appreciation (depreciation) in fair value   $ (225,420,970)    383,304,270
   of investments
  Interest                                            24,999,116      22,418,814
  Dividends                                           61,875,517      60,089,452
                                                  --------------   -------------
                                                    (138,546,337)    465,812,536
  Less investment expenses                              (158,134)       (108,768)
                                                  --------------   -------------
                                                    (138,704,471)    465,703,768
                                                  --------------   -------------
   Contributions:
    J. C. Penney Company, Inc.                        51,481,567      50,136,087
    Participants                                     157,251,978     149,384,249
                                                  --------------   -------------
                                                     208,733,545     199,520,336
                                                  --------------   -------------
            Total additions                           70,029,074     665,224,104
                                                  --------------   -------------

Deductions from net assets attributed to:
  Benefit payments                                    93,362,640      80,885,198
  Interest expense                                    29,539,639      35,150,796
  Deferral fees                                          140,919          59,181
                                                  --------------   -------------
            Total deductions                         123,043,198     116,095,175
                                                  --------------   -------------

Change in net assets available for benefits          (53,014,124)    549,128,929
Beginning net assets available for benefits        1,434,781,678     885,652,749
                                                  --------------   -------------
Ending net assets available for benefits          $1,381,767,554   1,434,781,678
                                                  ==============   =============

See accompanying notes to financial statements.

                          J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                             STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                          December 31, 1994 and 1993


(1)  Description of Plan
     -------------------

     The following brief description of the provisions of the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the "Plan") is provided for general informational purposes only. Associates should refer to the Plan's summary description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     (a)   General
           -------

     The Plan is a defined contribution plan available to all eligible employees ("Associates") of J. C. Penney Company, Inc. (the "Company") and certain subsidiaries. Associates who have completed at least 1,000 hours of service within a period of 12 consecutive months and have attained age 21 are eligible to participate in the Plan.

     The financial statements include all of the funds which comprise the Plan. All administrative expenses of the Plan not paid by the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan Trust (the "Trust") are paid by the Company.

     (b)   Contributions
           -------------

     Associates that are classified as highly compensated (earning $20,000 or more annually) are permitted to contribute from 1% to 10% of their earnings (up to a maximum of $150,000) with a maximum of 8% in Tax-deferred Deposits (subject to annual maximums of $9,240 in 1994 and $8,994 in 1993). Nonhighly compensated Associates may contribute in 1% increments up to 16% of earnings in either Taxed or Tax-deferred Deposits or a combination of both.

     The Company contributes to the Plan an amount which when combined with the dividends earned on the J. C. Penney Company, Inc. Series B ESOP Convertible Preferred Stock ("Preferred Stock") will be sufficient to service the semiannual loan payments (see note 3). The Company's contribution amounted to $51.5 million in 1994 and $50.1 million in 1993. At the time of each loan payment, shares of Preferred Stock are allocated to Associate's accounts. In accordance with the terms of the Plan, 116,667 shares of Preferred Stock were allocated to Associates in both 1994 and 1993, and will be allocated to Associates each year thereafter until 1998. The year-end market value of the shares released during 1994 and 1993 was $104.1 million and $122.8 million, respectively. A portion of the 116,667 shares will be used to satisfy dividends on previously allocated Preferred Stock. The remaining shares will be allocated to each Associates' Penney Preferred Stock Account in accordance with the ratio that each Associate's deposits, not in excess of 6% of earnings ("matched deposits"), bear to all such deposits by Associates for the

                                                                     (Continued)

                          J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                             STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


     applicable Plan year. The value of the 1994 allocation to Associates was equal to 75% of matched deposits versus 93% in 1993.

     If the total value of Preferred Stock released for allocation in any year is less than 4-1/2% of available profits (as defined in the Plan document), the Company is required to make an additional contribution in cash or shares of J. C. Penney Company, Inc. common stock ("Common Stock") to the Plan which will be deposited to the Penney Stock Company Account. The additional Company contribution, if any, is allocated to Associates based on their matched deposits in the same manner as described above.

(c)  Associates' Accounts
     --------------------

     Associates' account balances are invested in the Plan's investment programs in accordance with their elections. These investment programs include the Penney Stock Account (consisting of investments in J. C. Penney, Inc. common stock), the S & P 500 Account (consisting of investments in commingled equity funds), and the Interest Income Account (consisting of contracts with insurance companies and structured investment contracts, which provide a specific interest rate for a specified period of time). Each of these funds are maintained on a unit value basis and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

(d)  Vesting
     -------

     Associates are immediately vested in their contributions and earnings thereon. Vesting in the Company Accounts is graduated at 20% per full year of service up to 100% after the earlier of 5 years of service, normal retirement age, death, or total disability. Associates who separate from service prior to full vesting of their rights forfeit the unvested balance of their Company Accounts.

(e)  Payment of Benefits
     -------------------

     Benefits remain in the Plan until the Associate elects payment. The normal form of payment is a lump sum settlement (cash and/or shares of Common Stock). In lieu of a lump sum settlement, terminating Associates may elect to defer their balances (if at least $3,500) or, for those Associates who have attained age 55 with 15 years of Plan service or are over age 65, may elect an optional annuity for life or installment payments payable for a specified period of time. Associates in deferred status may request periodic withdrawals, fixed monthly payments of at least $100 or a complete distribution. Minimum distributions will be made in the year the Associate attains age 70-1/2 and each year thereafter to comply with federal law.

(f)  Participants' Loan
     ------------------

     Loans may be made available to Associates who have not separated from service upon their request. All loans must be adequately secured and bear interest at a reasonable rate. Loan amounts and the term of repayment are limited in accordance with Plan provisions.

                                                                     (Continued)

                          J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                             STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


(2)  Investments
     -----------

     Investments in securities are stated at fair value using quoted market prices. The fair value of the Preferred Stock, which is not publicly traded, is determined to be the greater of its issue price of $600 per share or the Common Stock price into which it can be converted. The Common Stock is widely traded. Funds with insurance companies are recorded at contract value as reported to the Plan by each insurance company. Each contract is credited with earnings and charged for withdrawals. The Plan also invests in structured investment contracts. Under these arrangements, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrap agreements are stated at fair value based on fluctuations in the fair value of the underlying fixed income securities. The average cost method is used to calculate gains and losses on the sale of investments on a trade date basis. Except for certain funds with insurance companies, the Plan's investments are held by the trustee, State Street Bank and Trust Company.

     The Preferred Stock is convertible into Common Stock at a ratio of 1:20. Each 1/20 of a share of Preferred Stock has a minimum value of $30. The Company has the option of settling a participant's Penney Preferred Stock Account in cash or whole shares of the Common Stock derived from the conversion of the Preferred Stock to Common Stock, or any combination thereof, if the market price of Common Stock at the time of distribution is equal to or less than the conversion value of $600 per share of the Preferred Stock. However, if the participant requests settlement of such account in shares, the participant will receive shares of the Common Stock derived from the conversion of the Preferred Stock to Common Stock. A participant's Penney Preferred Stock Account will be settled with the Common Stock derived from the conversion of the Preferred Stock to Common Stock if the market price of Common Stock exceeds the conversion value of $600 per share of the Preferred Stock. The annual dividend on the Preferred Stock is 7.9%, payable semiannually on January 1 and July 1.

     The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets are separately identified:

                                        December 31, 1994                  December 31, 1993
                                        -----------------                  -----------------
         Investments                  Shares     Fair value              Shares     Fair value
         -----------                  ------     ----------              ------     ----------
Investments, at fair value:
   J. C. Penney Company, Inc.
      common stock                  7,710,815   $  344,095,119         6,182,647   $  325,361,798
   J. C. Penney Company, Inc.
      preferred stock               1,052,000      938,910,518         1,082,112    1,138,922,612
   Other                                           460,575,904                        404,330,894
                                                --------------                     --------------
                                                $1,743,581,541                     $1,868,615,304
                                                ==============                     ==============

                                                                     (Continued)

                          J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                             STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


     The number of units and net asset value per unit at December 31, 1994 and 1993 follows:

                                            December 31, 1994          December 31, 1993
                                            -----------------          -----------------
                                                       Net asset                  Net asset
                                            Units        value         Units        value
                                            -----        -----         -----        -----
      Penney Common Stock Account        163,696,987   $2.113702    135,838,744    $2.417959
      Penney Preferred Stock Account     234,789,948    2.216479    209,348,497     2.498093
      S & P 500 Account                   32,542,528    1.969445     28,333,109     1.943240
      Interest Income Account*           212,886,742    1.605329    208,987,834     1.504741

      * Units are not assigned to Associates' loans receivable.

     The net asset value for the Penney Preferred Stock Account is based on the value of the Penney Preferred Stock allocated to Associates, excluding forfeitures, as of December 31, 1994 and 1993.

(3)  Loan Payable
     ------------

     The Plan borrowed $700 million in August 1988, through a term loan agreement obtained by private placement with several financial institutions. The loan is guaranteed by the Company and the proceeds were used to purchase the Preferred Stock issued by the Company. The loan agreement specifies semiannual principal and interest payments of $51.2 million on January 1 and July 1, with the final installment due in 1998. The loan bears interest at 8.17%.

(4)  Plan Termination
     ----------------

     While the Company presently has no intention to do so, it reserves the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, Associates will become fully vested in amounts allocated to their Company accounts.

(5)  Tax Status
     ----------

     The Plan obtained its determination letter on August 23, 1993 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable qualification requirements of the Internal Revenue Code ("Code"). The Plan has been amended subsequent to receiving the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the date of the financial statements.

                                                                     (Continued)

                          J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                             STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


(6)  Allocation of Plan Assets and Liabilities to Investment Programs
     ----------------------------------------------------------------

                                                                              December 31, 1994
                                              -------------------------------------------------------------------------------
                                                              Penney            Penney Preferred
                                                              Common             Stock Account                       Interest
                                                              Stock              -------------          S & P 500     Income
                                              Total          Account       Unallocated     Allocated     Account      Account
                                              -----          -------       -----------     ---------     -------      -------
Assets:
 Investments, at fair value:
   J. C. Penney Company, Inc.
      common stock - 7,710,815
      shares (cost $307,771,424)        $  344,095,119     344,095,119              --           --           --           --
   J. C. Penney Company, Inc.
      preferred stock - 1,052,000
      shares (cost $631,200,518)           938,910,518              --     416,500,298  522,410,220           --           --
   State Street Bank Index Fund -
      911,189 units (cost
      $53,791,078)                          64,294,380              --              --           --   64,294,380           --
   State Street Bank Liquidity
      Fund (cost approximates fair          14,251,415       4,838,649              --       92,704           --    9,320,062
      value)

   Funds held under structured
      investment contracts:
      U.S. agency backed
        collateralized mortgage
        obligations (cost
        $128,730,326)                      124,019,349              --              --           --           --  124,019,349
   Government trust certificates
        (cost $10,545,346)                  10,120,173              --              --           --           --   10,120,173
   Wrap agreements (cost
        $1,231,596)                          7,007,263              --              --           --           --    7,007,263
   Participants' loans (unpaid
     principal balance
     approximates fair value)               48,514,156              --              --           --           --   48,514,156
   Funds with insurance
    companies, at contract value           192,369,168              --              --           --           --  192,369,168
                                        --------------     -----------   -------------  -----------   ----------  -----------
      Total investments                  1,743,581,541     348,933,768     416,500,298  522,502,924   64,294,380  391,350,171
                                        --------------     -----------   -------------  -----------   ----------  -----------

Receivables:
  Due from J. C. Penney
    Company,  Inc.                             169,427         657,987              --      268,727      (57,135)    (700,152)
  Accrued interest and dividends                53,665          18,143              --        4,770           --       30,752
                                        --------------     -----------   -------------  -----------   ----------  -----------
                                               223,092         676,130              --      273,497      (57,135)    (669,400)
                                        --------------     -----------   -------------  -----------   ----------  -----------

Cash                                            90,207         (98,736)             --      196,491       (7,548)          --
                                        --------------     -----------   -------------  -----------   ----------  -----------
      Total assets                       1,743,894,840     349,511,162     416,500,298  522,972,912   64,229,697  390,680,771
                                        --------------     -----------   -------------  -----------   ----------  -----------

                                                                     (Continued)

                          J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                             STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


     (6) Allocation of Plan Assets and Liabilities to Investment Programs,
         -----------------------------------------------------------------
Continued
- ---------

                                                                         December 31, 1994
                                       -------------------------------------------------------------------------------

                                                         Penney           Penney Preferred
                                                         Common             Stock Account                      Interest
                                                         Stock              -------------        S & P 500     Income
                                          Total         Account       Unallocated    Allocated    Account      Account
                                          -----         -------       -----------    ---------    -------      -------
Liabilities:
  Loan payable                        $  343,698,043           --     343,698,043           --          --           --
  Accrued interest payable                14,040,065           --      14,040,065           --          --           --
  Due to broker                            3,644,567    3,644,567              --           --          --           --
  Accounts payable and other
     liabilities                             744,611       96,235              --      160,134      42,215      446,027
  Inter-fund balances                             --     (243,718)             --       24,516      28,218      190,984
                                      --------------  -----------     -----------  -----------  ----------  -----------
               Total liabilities         362,127,286    3,497,084     357,738,108      184,650      70,433      637,011
                                      --------------  -----------     -----------  -----------  ----------  -----------
Net assets available for benefits     $1,381,767,554  346,014,078      58,762,190  522,788,262  64,159,264  390,043,760
                                      ==============  ===========     ===========  ===========  ==========  ===========

                                                                     (Continued)

                          J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                             STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


     (6) Allocation of Plan Assets and Liabilities to Investment Programs,
         -----------------------------------------------------------------
Continued:
- ---------

                                                                              December 31, 1993
                                               ---------------------------------------------------------------------------
                                                             Penney            Penney Preferred
                                                             Common             Stock Account                     Interest
                                                              Stock             -------------       S & P 500     Income
                                               Total         Account     Unallocated    Allocated    Account      Account
                                               -----         -------     -----------    ---------    -------      -------
Assets:
  Investments, at fair value:
    J. C. Penney Company, Inc.
    common stock -
      6,182,647 shares (cost
      $219,409,375)                      $  325,361,798    325,361,798            --            --          --          --
    J. C. Penney Company, Inc.
      preferred stock -
      1,082,112 shares (cost
      $649,267,042)                       1,138,922,612             --   613,958,398   524,964,214          --           --
    State Street Bank Index Fund -
      786,756 units
      (cost $43,391,017)                     54,754,297             --            --            --  54,754,297           --
    State Street Bank Liquidity Fund
      (cost approximates
      fair value)                            15,519,787      5,046,421            --        85,688          --   10,387,678
    Funds held under structured
      investment contracts:
        U.S. agency backed
          collateralized mortgage
          obligations (cost
          $181,202,290)                     185,852,394             --             --           --          --  185,852,394
        Government trust certificates
          (cost $10,545,346)                 10,389,891             --             --           --          --   10,389,891
        Wrap agreements (cost
          $1,449,420)                        (2,835,741)            --             --           --          --   (2,835,741)
    Participants' loans (unpaid
      principal balance approximates
      fair value)                            31,426,436             --             --           --          --   31,426,436
  Funds with insurance companies, at
    contract value                          109,223,830             --             --           --          --  109,223,830
                                          -------------    -----------    -----------   ----------  ----------  -----------
           Total investments              1,868,615,304    330,408,219    613,958,398  525,049,902  54,754,297  344,444,488
                                          -------------    -----------    ----------- -----------  ----------  -----------

  Receivables:
    Due from J. C. Penney Company,
     Inc.                                       600,034        104,765             --      402,276      16,091       76,902
    Accrued interest and dividends                9,031          4,045             --        4,494          --          492
                                          --------------   -----------  -------------  -----------  ----------  -----------
                                                609,065        108,810             --      406,770      16,091       77,394
                                          --------------   -----------  -------------  -----------  ----------  -----------
          Total assets                    1,869,224,369    330,517,029    613,958,398  525,456,672  54,770,388  344,521,882
                                          --------------   -----------  -------------  -----------  ----------  -----------

                                                                     (Continued)

                           J.C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                             STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

(6) Allocation of Plan Assets and Liabilities to Investment Programs, Continued:
    ---------------------------------------------------------------------------

                                                                      December 31, 1993
                                     ------------------------------------------------------------------------------------
                                                        Penney         Penney Preferred
                                                        Common           Stock Account                         Interest
                                                         Stock           -------------           S & P 500     Income
                                          Total         Account     Unallocated    Allocated      Account      Account
                                          -----         -------     -----------    ---------      -------      -------
Liabilities:
  Cash overdraft                      $        1,334        3,300             --       (1,725)        (241)           --
  Loan payable                           413,752,773           --    413,752,773           --           --            --
  Accrued interest payable                16,901,801           --     16,901,801           --           --            --
  Due to broker                            2,861,912    2,861,912             --           --           --            --
  Accounts payable and other
    liabilities                              924,871      170,215             --      196,904       68,775       488,977
  Inter-fund balances                             --       88,155             --      130,597      (88,134)     (130,618)
                                       -------------  -----------    -----------  -----------   ----------   -----------
                 Total liabilities       434,442,691    3,123,582    430,654,574      325,776      (19,600)      358,359
                                       -------------  -----------    -----------  -----------   ----------   -----------
Net assets available for benefits     $1,434,781,678  327,393,447    183,303,824  525,130,896   54,789,988   344,163,523
                                       =============  ===========    ===========  ===========   ==========   ===========

                                                                     (Continued)

                          J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                             STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


(7)  Allocation of Plan Income and Changes in Plan Equity to Investment Programs
     ---------------------------------------------------------------------------

                                                                            December 31, 1994
                                               -------------------------------------------------------------------------------
                                                               Penney           Penney Preferred
                                                               Common             Stock Account                       Interest
                                                               Stock              -------------        S & P 500      Income
                                               Total          Account      Unallocated     Allocated     Account      Account
                                               -----          -------      -----------     ---------     -------      -------

Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments           $  (225,420,970)  (57,894,045)   (127,458,099)  (40,918,231)     849,405           --

    Interest                                      24,999,116       167,043              --        18,449        7,485   24,806,139
    Dividends                                     61,875,517    10,900,980      50,974,537            --           --           --
                                              --------------   -----------    ------------   -----------   ----------  -----------
                                                (138,546,337)  (46,826,022)    (76,483,562)  (40,899,782)     856,890   24,806,139
    Less investment expenses                        (158,134)           --              --            --           --     (158,134)
                                               -------------   -----------    ------------   -----------   ----------  -----------
                                                (138,704,471)  (46,826,022)    (76,483,562)  (40,899,782)     856,890   24,648,005
                                               -------------   -----------    ------------   -----------   ----------  -----------

  Contributions:
     J. C. Penney Company, Inc.                   51,481,567            --      51,481,567            --           --           --
     Participants                                157,251,978    72,925,838              --            --   18,503,950   65,822,190
                                               -------------   -----------    ------------   -----------   ----------  -----------
                                                 208,733,545    72,925,838      51,481,567            --   18,503,950   65,822,190
                                               -------------   -----------    ------------   -----------   ----------  -----------
          Total additions                         70,029,074    26,099,816     (25,001,995)  (40,899,782)  19,360,840   90,470,195
                                               -------------   -----------    ------------   -----------   ----------  -----------

Transfer of preferred stock at cost
   (116,667 shares)                                       --            --      70,000,000   (70,000,000)          --           --

Deductions from net assets attributed to:

   Benefit payments                               93,362,640    34,538,251              --    28,572,801    6,803,557   23,448,031
   Interest expense                               29,539,639            --      29,539,639            --           --           --
   Deferral fees                                     140,919        17,848              --         1,929        7,465      113,677
   Participants' transfers                                --   (27,076,914)             --     2,868,122    3,180,542   21,028,250
                                               -------------   -----------    ------------   -----------   ----------  -----------
          Total deductions                       123,043,198     7,479,185      99,539,639   (38,557,148)   9,991,564   44,589,958
                                               -------------   -----------    ------------   -----------   ----------  -----------

Change in net assets available for benefits      (53,014,124)   18,620,631    (124,541,634)   (2,342,634)   9,369,276   45,880,237

Beginning net assets available for benefits    1,434,781,678   327,393,447     183,303,824   525,130,896   54,789,988  344,163,523
                                               -------------   -----------    ------------   -----------   ----------  -----------
Ending net assets available for benefits     $ 1,381,767,554   346,014,078      58,762,190   522,788,262   64,159,264  390,043,760
                                               =============   ===========    ============   ===========   ==========  ===========

                                                                     (Continued)

                          J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                             STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


(7) Allocation of Plan Income and Changes in Plan Equity to Investment Programs,
    ----------------------------------------------------------------------------
 Continued
 ---------

                                                                             December 31, 1993
                                          ---------------------------------------------------------------------------------------
                                                                                Penney Preferred
                                                                                  Stock Account
                                                              Common              -------------             S & P 500     Income
                                               Total          Account         Unallocated     Allocated      Account      Account
                                               -----          -------       --------------  ------------   -----------  ------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of
      investments                            $   383,304,270    77,339,508     139,706,254   161,766,384     4,492,124           --
    Interest                                      22,418,814       113,124              --        15,153         5,451   22,285,086
    Dividends                                     60,089,452     7,769,435      52,320,017            --            --           --
                                              --------------   -----------     -----------   -----------   -----------  -----------
                                                 465,812,536    85,222,067     192,026,271   161,781,537     4,497,575   22,285,086
    Less investment expenses                        (108,768)           --              --            --            --     (108,768)
                                              --------------   -----------     -----------   -----------   -----------  -----------
                                                 465,703,768    85,222,067     192,026,271   161,781,537     4,497,575   22,176,318
                                              --------------   -----------     -----------   -----------   -----------  -----------

  Contributions:
    J. C. Penney Company, Inc.                    50,136,087            --      50,136,087            --            --           --
    Participants                                 149,384,249    60,206,320              --            --    17,159,021   72,018,908
                                              --------------   -----------     -----------   -----------   -----------  -----------
                                                 199,520,336    60,206,320      50,136,087            --    17,159,021   72,018,908
                                              --------------   -----------     -----------   -----------   -----------  -----------
          Total additions                        665,224,104   145,428,387     242,162,358   161,781,537    21,656,596   94,195,226
                                              --------------   -----------     -----------   -----------   -----------  -----------

Transfer of preferred stock at cost
   (116,667 shares)                                       --            --      70,000,000   (70,000,000)           --           --

Deductions from net assets attributed to:
   Benefit payments                               80,885,198    26,200,584              --    22,093,777     6,307,652   26,283,185
   Interest expense                               35,150,796            --      35,150,796            --            --           --
   Deferral fees                                      59,181         5,385              --           536         1,496       51,764
   Participants' transfers                                --   (25,353,040)         (2,100)    3,986,509     1,714,234   19,654,397
                                              --------------   -----------     -----------   -----------   -----------  -----------
          Total deductions                       116,095,175       852,929     105,148,696   (43,919,178)    8,023,382   45,989,346
                                              --------------   -----------     -----------   -----------   -----------  -----------

Change in net assets available for benefits      549,128,929   144,575,458     137,013,662   205,700,715    13,633,214   48,205,880

Beginning net assets available for benefits      885,652,749   182,817,989      46,290,162   319,430,181    41,156,774  295,957,643
                                              --------------   -----------     -----------   -----------   -----------  -----------
Ending net assets available for benefits     $ 1,434,781,678   327,393,447     183,303,824   525,130,896    54,789,988  344,163,523
                                              ==============   ===========     ===========   ===========   ===========  ===========


                                                                      Schedule 1
                                                                      ----------
                           J. C. PENNEY COMPANY, INC.
                       SAVINGS, PROFIT-SHARING AND STOCK
                                 OWNERSHIP PLAN
           Item 27a - Schedule of Assets Held for Investment Purposes
                            as of December 31, 1994

     Identity of issue                      Description of asset                     Cost       Current value
- ---------------------------                 --------------------                     ----       -------------
J. C. Penney Company, Inc.*           Common stock, 7,710,815 shares         $ 307,771,424    344,095,119
                                                                               -----------    -----------
J. C. Penney Company, Inc.*           Preferred stock, 1,052,000 shares        631,200,518    938,910,518
                                                                               -----------    -----------
State Street Bank*                    Index Fund, 911,189 units                 53,791,078     64,294,380
                                                                               -----------     ----------
State Street Bank*                    Liquidity Fund, 14,251,415 units          14,251,415     14,251,415
                                                                               -----------     ----------
Union Bank of Switzerland             FHLMC backed CMO 7.00% -
                                       matures 7/15/04                          35,682,829     33,206,250

Union Bank of Switzerland             FHLMC backed CMO 5.20% -
                                       matures 1/15/11                          13,725,538     12,802,629

Union Bank of Switzerland             FHLMC backed CMO 5.10% -
                                       matures 11/15/01                          5,065,039      4,721,850

Peoples Security Life Insurance       FHLMC backed CMO 5.50% -
                                       matures 3/15/15                          24,900,333     24,163,620

Peoples Security Life Insurance       FNMA backed CMO 7.00% -
                                       matures 11/25/14                         49,356,587     49,125,000
                                                                              ------------    -----------
           Total U.S. agency
            backed CMO's                                                       128,730,326    124,019,349
                                                                              ------------    -----------

Bankers Trust (Delaware)              Government trust certificate zero
                                       coupon - matures 11/15/97                 2,907,997      2,790,751

Bankers Trust (Delaware)              Government trust certificate zero
                                       coupon - matures 11/15/97                 3,018,079      2,896,394

Bankers Trust (Delaware)              Government trust certificate zero
                                       coupon - matures 11/15/97                 2,084,884      2,000,825

Bankers Trust (Delaware)              Government trust certificate zero
                                       coupon - matures 11/15/97                 2,189,129      2,100,866

Bankers Trust (Delaware)              Government trust certificate zero
                                       coupon - matures 11/15/97                   345,257        331,337
                                                                              ------------    -----------
           Total government
            trust certificates                                                  10,545,346     10,120,173
                                                                              ------------    -----------

Bankers Trust (Delaware)              Wrap agreement zero coupon -
                                       matures 11/15/97                             49,316      1,134,360

Union Bank of Switzerland             Wrap agreement 7.00% - matures
                                       7/15/04                                     579,600      2,505,149

Union Bank of Switzerland             Wrap agreement 5.10% to 5.20% -
                                       maturities ranging from
                                       11/15/01 to 1/15/11                         182,106      1,256,401


Peoples Security Life Insurance       Wrap agreement 5.50% to 7.00% -
                                       maturities ranging from
                                       3/15/95 to 11/25/14                         420,574      2,111,353
                                                                              ------------    -----------
           Total wrap
            agreements                                                            1,231,596     7,007,263
                                                                              -------------   -----------

                                                                     (Continued)

                                                               Schedule 1, Cont.
                                                               -----------------
                                       2

                           J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                              STOCK OWNERSHIP PLAN
     Item 27a - Schedule of Assets Held for Investment Purposes, Continued
                            as of December 31, 1994


        Identity of issue                       Description of asset                   Cost        Current value
        -----------------                       --------------------                   ----        -------------
Participants' loans*                   Interest rates ranging from 9.25%
                                         to 12.5%                                 $             --      48,514,156
                                                                                    --------------   -------------

Allstate Life Insurance Company        8.75% - matures 12/30/96                        20,743,797     20,743,797
Business Men's Assurance
  Company                              6.12% - matures 5/15/98                          7,325,159      7,325,159
Canada Life                            5.85% - matures 9/29/97                         10,460,435     10,460,435
CNA Insurance Companies                6.92% - matures 9/28/98                         10,474,715     10,474,715
Metropolitan Life Insurance            8.55% - matures 12/31/95
  Company                                                                              10,649,357     10,649,357
New York Life Insurance                7.05% - matures 1/28/99
  Company                                                                              10,477,673     10,477,673
New York Life Insurance                7.30% - matures 5/28/98
  Company                                                                               6,795,093      6,795,093
New York Life Insurance                6.87% - matures 1/28/98
  Company                                                                               5,203,355      5,203,355
New York Life Insurance                7.50% - matures 7/06/99
  Company                                                                               5,179,490      5,179,490
New York Life Insurance                7.75% - matures 9/28/99
  Company                                                                               7,623,711      7,623,711
New York Life Insurance                8.25% - matures 11/29/99
  Company                                                                               3,229,481      3,229,481
Provident Life & Accident              4.58% - matures 3/27/97
  Insurance Company                                                                    23,179,491     23,179,491
Prudential Asset Management            7.86% - matures 6/30/95
  Company                                                                              12,787,978     12,787,978
Southland Life                         5.75% - matures 1/21/99                         19,017,247     19,017,247
Southland Life                         7.00% - matures 5/28/99                         18,425,703     18,425,703
Transamerica Occidental Life
  Insurance Company                    5.71% - matures 3/27/98                         20,796,483     20,796,483
            Total investment                                                        -------------  -------------
             contracts with
             insurance
             companies                                                                192,369,168    192,369,168
                                                                                    -------------  -------------
            Total investments                                                     $ 1,339,890,871  1,743,581,541
                                                                                    =============  =============

*Party in interest

See accompanying independent auditors' report.

                                                                      Schedule 2
                                                                      ----------

                           J. C. PENNEY COMPANY, INC.
                          SAVINGS, PROFIT-SHARING AND
                              STOCK OWNERSHIP PLAN

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1994


                                                                                    Expenses                   Current
                                                                                   incurred in                value of
        Identity of                   Aggregate                                    connection                 asset on     Net
           party        Description   number of      Purchase     Selling  Lease    with the      Cost of    transaction   gain
         involved        of asset    transactions      price       price   rental  transaction     asset        date      (loss)
         --------       -----------  ------------    --------     -------  ------  -----------  -----------  -----------  ------
Purchases:
  Common stock -
     J. C. Penney        Common
     Company, Inc.       stock             397     $119,486,494     --      --          --      119,486,494  119,486,494     --

See accompanying independent auditors' report.

[LETTERHEAD OF KPMG PEAT MARWICK LLP APPEARS HERE]


                         INDEPENDENT AUDITORS' CONSENT
                         -----------------------------


The J. C. Penney Company, Inc.
 Benefits Administration Committee,
 Benefit Plans Investment Committee, and
 Benefit Plans Review Committee:


We consent to incorporation by reference in the registration statements
(No. 33-56993 and No. 33-59666) on Form S-8 of J. C. Penney Company, Inc. of our report dated May 12, 1995 relating to the statements of net assets available for benefits of the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits and related schedules for the years then ended, which report appears in the December 31, 1994 annual report on Form 11-K of the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Plan.


                                               /s/ KPMG Peat Marwick LLP


Dallas, Texas
June 22, 1995

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN



                                By:  /s/ J. F. Hundley
                                     -------------------------------------------
                                     J. F. Hundley
                                     Member of Benefits Administration Committee



Date:  June 22, 1995